MAXIM GROUP LLC

300 Park Ave, 16th Floor

New York, NY 10022

February 28, 2024

VIA EDGAR

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kate Beukenkamp

Re:	Ryde Group Ltd
Registration Statement on Form F-1, as amended
Initially Filed on August 31, 2023
File No. 333-274283

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Maxim Group LLC, acting as representative of the underwriters, hereby joins Ryde Group Ltd in requesting acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Eastern Time, on Wednesday, February 28, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated February 12, 2024, to selected dealers, institutions, and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Co-President